Filed Pursuant to Rule 433
Registration No. 333-277138
February 25, 2025
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 25, 2025)

Issuer:	The Southern Company
Security:	Series 2025B 6.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due March 15, 2055
Format:	SEC Registered
Trade Date:	February 25, 2025
Expected Settlement Date:	February 28, 2025 (T+3)
Expected Ratings*:	Baa2 (Stable outlook)/BBB (Stable outlook)/BBB- (Stable outlook) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$1,800,000,000
Over-allotment Option:	None
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Initial Public Offering Price:	100.000%
Maturity Date:	March 15, 2055
Interest Rate:	(i) from and including the date of original issuance to, but excluding, March 15, 2035 at an annual rate of 6.375% and (ii) from and including March 15, 2035 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.069%; provided, that the interest rate during any Interest Reset Period will not reset below 6.375%
Optional Deferral:	Up to 10 consecutive years per deferral
Optional Redemption:	Redeemable, in whole or in part, (i) on any day in the period commencing on the date falling 90 days prior to the first Interest Reset Date and ending on and including the first Interest Reset Date and (ii) after the first Interest Reset Date, on any Interest Payment Date, in each case at 100% of the principal amount, plus any accrued and unpaid interest
Call for Tax Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2025
CUSIP/ISIN:	842587 EB9/US842587EB90

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Truist Securities, Inc.
Co-Managers:	KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
Loop Capital Markets LLC
Huntington Securities, Inc.
AmeriVet Securities, Inc.
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Independence Point Securities LLC
Penserra Securities LLC
Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Five-Year Treasury Rate,” “Interest Reset Date,” “Interest Reset Period,” “Rating Agency Event,” “Reset Interest Determination Date” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated February 25, 2025.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-5579, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, PNC Capital Markets LLC toll free at 1-855-881-0697 or Truist Securities, Inc. toll free at 1-800-685-4786.